Garban Intercapital


03024299

82-4904

Garban PLC

7/1/2003

FEDERAL EXPRESS


SEC MAIL PROCESSING
RECEIVED
JUL - 2 2003
WASH, D.C. 188 SECTION
PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

**Re: ICAP plc - AVS No. 128895**

SUPPL

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

dlw 7/3

**Garban Intercapital**
Harborside Financial Center
1100 Plaza Five
Jersey City, NJ 07311-4996


ICAP

1 July 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP

**BY FAX 020 7588 6057**


SEC MAIL PROCESSING
RECEIVED
JUL - 2 2003
WASH. D.C. 188 SECTION

Dear Sirs

**ICAP plc**
**AVS No: *128895***

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

pp **Helen Broomfield**
**Deputy Company Secretary**

Enc:

**ICAP plc**
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743
www.icap.com

Registered Office as above
Registered in England 3611426

# SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 128895

All relevant boxes should be completed in block capital letters.

| | |
|---|---|
| 1. Name of company<br>**ICAP plc** | 2. Name of shareholder having a major interest<br>**ZIONS BANCORPORATION** |
| 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18<br>**AS IN 2** | 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them<br>**SEE ATTACHED LETTER** |

| 5. Number of shares/amount of stock acquired | 6. Percentage of issued class | 7. Number of shares/amount of stock disposed | 8. Percentage of issued class |
|---|---|---|---|
| - | - | **5,941,080** | **5.2%** |

| 9. Class of security | 10. Date of transaction | 11. Date company informed |
|---|---|---|
| **Ordinary shares of 50p each** | **01.07.03** | **01.07.03** |

| 12. Total holding following this notification | 13. Total percentage holding of issued class following this notification |
|---|---|
| **NIL** | **NIL** |

| 14. Any additional information | 15. Name of contact and telephone number for queries |
|---|---|
| | **HELEN BROOMFIELD**<br>**020 7463 4388** |

16. Name and signature of authorised company official responsible for making this notification

Jennifer N[illegible]
Assistant to Helen Broomfield

**HELEN BROOMFIELD**
**DEPUTY COMPANY SECRETARY**

Date of notification **1 July 2003**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

# ZIONS BANCORPORATION

Zions Bancorporation
One South Main Street
Salt Lake City
Utah 84111

ICAP plc
Park House
16 Finsbury Circus
London
EC2M 7UR

7/01/2003

Dear Sirs

We hereby notify you pursuant to Section 198 of the Companies Act 1985 that we have disposed of our entire shareholding in ICAP plc. We therefore no longer have a notifiable interest in ICAP plc.

Yours sincerely



W. David Hemingway
Executive Vice President